As filed with the Securities and Exchange Commission on April 10, 2000.
                                                Registration No. 333-33026

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                Amendment No. 1
                                       to

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                        EASTERN VIRGINIA BANKSHARES, INC.
             (Exact name of registrant as specified in its charter)
               Virginia                                  54-1866052
    (State or other jurisdiction of                   (I.R.S. employer
    incorporation or organization)                 identification number)

                                 307 Church Lane
                                 P. O. Box 1005
                        Tappahannock, Virginia 22560-1005
                                 (804) 443-4333
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Ned Stephenson
                             Chief Financial Officer
                        Eastern Virginia Bankshares, Inc.
                                 307 Church Lane
                                 P. O. Box 1005
                        Tappahannock, Virginia 22560-1005
                                 (804) 443-4333
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          Copies of Communications to:
                             R. Brian Ball, Esquire
                         Wayne A. Whitham, Jr., Esquire
                     Williams, Mullen, Clark & Dobbins, P.C.
                                 P. O. Box 1320
                          Richmond, Virginia 23218-1320
                                 (804) 643-1991

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ x ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________
     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]




The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

                     Subject to Completion - April __, 2000

PROSPECTUS

                                 125,000 Shares


                        EASTERN VIRGINIA BANKSHARES, INC.

                                  Common Stock

         Eastern Virginia Bankshares, Inc. owns and operates Southside Bank, which has nine banking offices, and Bank of Northumberland, Incorporated, which has three banking offices. We are in the process of opening a third bank, which will be named Hanover Bank. We are offering 125,000 shares of our common stock to individuals and businesses we identify as prospective customers of Hanover Bank. Our common stock is traded on the Nasdaq SmallCap Market under the symbol "EVBS." On April 7, 2000, the closing sale price for our common stock was $13.50.

         Investing in our common stock involves risks. You should read the "Risk Factors" section beginning on page 7 before investing.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         In addition, shares of our common stock are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.


                                          Price to Public     Proceeds to Us
                                         ---------------------------------------

        Per Share.....................    $                   $

        Total.........................    $                   $


         This is a best efforts offering, which means that we are not required to sell any specific number of shares or dollar amount of common stock in this offering. We have not determined the date that the offering will end and have not made any arrangements to place funds received from investors in an escrow, trust or similar account.

                 The date of this prospectus is April ___, 2000.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS


                                                                            Page

About this Prospectus.........................................................2
Where You Can Find More Information...........................................2
Incorporation of Information That We File With the SEC........................3
Prospectus Summary............................................................4
Summary Financial Information.................................................6
Risk Factors..................................................................7
Use of Proceeds...............................................................9
Determination of Offering Price...............................................9
Plan of Distribution..........................................................9
Description of Capital Stock..................................................9
Indemnification..............................................................10
Legal Matters................................................................10
Experts......................................................................10

                              ABOUT THIS PROSPECTUS

         You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

         In this prospectus, we frequently use the terms "we" and "Eastern Virginia Bankshares" to refer to Eastern Virginia Bankshares, Inc. To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including particularly the "Risk Factors" section.

                       WHERE YOU CAN FIND MORE INFORMATION

         Our corporate headquarters are located at 307 Church Lane in Tappahannock, Virginia 22560-1005, and our telephone number is (804) 443-4333. Our web site address is http://www.evb.org.

         We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference room facility located at 450 Fifth Street, NW, Washington, D.C. 20549 and at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including Eastern Virginia Bankshares, that file documents with the SEC electronically through the SEC's electronic data gathering, analysis and retrieval system known as EDGAR.

         Our common stock is traded on the Nasdaq SmallCap Market under the symbol "EVBS." Our reports, proxy and information statements may also be reviewed at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, NW, Washington, D.C. 20006.

         This prospectus is part of a registration statement filed by us with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with such registration statement for further information regarding us and the shares of our common stock being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facilities of the SEC at the locations described above.

             INCORPORATION OF INFORMATION THAT WE FILE WITH THE SEC

         The SEC allows us to "incorporate by reference" information we file with the SEC. This means:

         o   incorporated documents are considered part of this prospectus; and

         o we can disclose important information to you by referring you to those documents.

         We incorporate by reference the documents listed below, which have been filed with the SEC:

         o   Our Annual Report on Form 10-K for the year ended December 31,
             1999.

         o The description of our common stock under the caption "Item 1. Description of Registrant's Securities to be Registered" in our Registration Statement on Form 8-A filed pursuant to Section 12(g) under the Exchange Act, and any amendment or report filed for the purpose of updating such description.

         We also incorporate by reference all documents filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

         We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to:

                             Chief Financial Officer
                        Eastern Virginia Bankshares, Inc.
                                 307 Church Lane
                                 P. O. Box 1005
                        Tappahannock, Virginia 22560-1005
                            Telephone: (804) 443-4333

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. No one else is authorized to provide you with different information. We are not making an offer of shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents because our financial condition and results may have changed since that date.

                               PROSPECTUS SUMMARY

         This prospectus summary calls your attention to selected information in this document, but may not contain all the information that is important to you.

                                   Our Company

         Eastern Virginia Bankshares, Inc. was formed in 1997 to acquire Southside Bank and Bank of Northumberland. Southside Bank, which opened for business in 1910, has banking offices in Essex, King William, Middlesex, Caroline, Gloucester, and Hanover Counties in Virginia. Bank of Northumberland, which also opened in 1910, operates three offices, all located in Northumberland County, Virginia. At December 31, 1999, our total assets were $378 million, deposits were $323 million and our shareholders' equity was $43 million. Our net income in 1999 was $6.0 million, or $1.17 per share, compared to $5.6 million, or $1.08 per share, in 1998.

         In late 1999, we reached an agreement with individuals in Hanover County, including Jay T. Thompson, III, to form a new bank. Mr. Thompson had previously been the Chairman of the Board of a bank named Hanover Bank, which was acquired by a larger financial institution that decided not to continue using the name. We have named our new bank Hanover Bank because we think it is an excellent name with a successful history. We will own all of the stock of Hanover Bank. In addition to Mr. Thompson, the directors of Hanover Bank are Roger P. Burcham, Michael E. Fiore, William E. Martin, Jr., John T. Wash and W. Rand Cook. Mr. Wash also was a director of the former Hanover Bank. Mr. Cook was a director of Southside Bank from 1996 until his recent election to the board of Hanover Bank, and he has served as a director of Eastern Virginia Bankshares since it was formed in 1997.

         We will fund the initial capitalization for Hanover Bank to facilitate a prompt commencement of operations at that bank in the second quarter of 2000. To date, two officers of Hanover Bank, William E, Martin, Jr. and William Stegeman, have been hired to serve as Chief Executive Officer and Chief Financial Officer, respectively, of Hanover Bank. Additional officers and staff members will be employed as needed.

         Hanover Bank plans on offering traditional retail banking services to persons primarily in Hanover County and contiguous counties, and the city of Richmond. Loan and deposit products will be similar to those of Southside Bank and Bank of Northumberland, with particular emphasis on individual customer service.

         Hanover Bank's main office will be at 8071 Mechanicsville Pike, Mechanicsville, Virginia. Additionally, we will transfer the assets and liabilities of Southside Bank's office in Hanover County to Hanover Bank.

                                  The Offering

Common Stock Offered.................................     125,000 shares

Minimum Purchase.....................................     100 shares

Maximum Purchase.....................................     500 shares

Common Stock Outstanding
After the Offering...................................     5,069,383 shares



                                        4

Reasons for the Offering.............................     We are not offering our shares because we need to raise
                                                          capital.  Instead, the reason for this offering is to
                                                          stimulate interest in Hanover Bank by prospective
                                                          customers.

Use of Proceeds......................................     We intend to use the net proceeds for general corporate
                                                          purposes, including providing additional equity capital
                                                          to Southside Bank , Bank of Northumberland and Hanover
                                                          Bank to support future growth.

Dividends............................................     Our annualized dividend is currently $0.52 per share,
                                                          based on our first quarter 2000 dividend of $0.13 per
                                                          share.

Nasdaq SmallCap
Market Symbol........................................     EVBS


                          SUMMARY FINANCIAL INFORMATION
               (in thousands, except ratios and per share amounts)

                                                                                         YEAR ENDED DECEMBER 31
                                                                   -----------------------------------------------------------------
INCOME STATEMENT DATA:                                                  1999         1998         1997         1996         1995
------------------------------------------------------------------------------------------------------------------------------------
Interest income                                                    $    27,637  $    26,670  $    25,093  $    23,204  $    21,821
Interest expense                                                        11,867       11,846       11,144       10,360       10,315
                                                                   ------------ ------------ ------------ ------------ -------------

Net interest income                                                     15,770       14,824       13,949       12,844       11,506
Provision for loan losses                                                  510          449          412          437          575
                                                                   ------------ ------------ ------------ ------------ -------------

Net interest income after provision for loan losses                     15,260       14,375       13,537       12,407       10,931
Noninterest income                                                       1,799        1,764        1,469        1,330        1,294
Securities gains (losses)                                                  (76)           8          (28)         (52)          (9)
Noninterest expense                                                      8,813        8,442        7,705        6,931        6,774
                                                                   ------------ ------------ ------------ ------------ -------------

Income before income taxes                                               8,170        7,705        7,273        6,754        5,442
Income taxes                                                             2,210        2,088        1,965        1,710        1,317
                                                                   ------------ ------------ ------------ ------------ -------------

Net Income                                                         $     5,960  $     5,617  $     5,308  $     5,044  $     4,125
                                                                   ============ ============ ============ ============ =============

PER SHARE DATA:
------------------------------------------------------------------------------------------------------------------------------------
Net Income, basic and assuming dilution                            $      1.17  $      1.08  $       1.02 $      0.97  $       0.79
Cash dividends                                                            0.48         0.44          0.34        0.31          0.25
Book value at period end                                                  8.50         8.22          7.57        6.84          6.23

BALANCE SHEET DATA:
------------------------------------------------------------------------------------------------------------------------------------
Assets                                                                 377,839      347,995       323,430     308,724       286,734
Loans, net of unearned income                                          273,858      239,664       227,981     206,343       192,894
Securities                                                              88,076       81,333        78,098      82,862        72,708
Deposits                                                               322,647      304,330       280,882     269,903       251,612
Shareholders' equity                                                    42,795       42,257        39,265      35,457        32,393
Average shares outstanding                                               5,092        5,179         5,188       5,177         5,191

PERFORMANCE RATIOS:
------------------------------------------------------------------------------------------------------------------------------------
Return on average assets                                                 1.64%        1.66%         1.68%       1.72%         1.48%
Return on average equity                                                13.95%       13.56%        13.97%      14.57%        13.20%
Dividend payout                                                         41.08%       40.52%        32.78%      31.91%        31.70%
Efficiency (1)                                                          47.83%       48.45%        47.26%      46.04%        49.79%
Average equity to average assets                                        11.78%       12.26%        12.01%      11.79%        11.23%

ASSET QUALITY RATIOS:
------------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses to period end loans                            1.52%        1.61%         1.70%       1.77%         1.98%
Allowance for loan losses to nonaccrual loans                          227.99%      237.39%       127.99%      94.11%        92.75%
Nonperforming assets to period end loans and foreclosed properties       0.75%        0.79%         1.36%       2.00%         2.44%
Net charge-offs to average loans                                         0.08%        0.20%         0.09%       0.31%         0.19%

CAPITAL AND LIQUIDITY RATIOS:
------------------------------------------------------------------------------------------------------------------------------------
Leverage                                                                11.98%       12.39%        12.87%      11.89%        12.24%
Risk-based capital ratios:
    Tier 1 capital                                                      17.98%       19.34%        19.30%      19.59%        16.07%
    Total capital                                                       19.24%       20.59%        20.56%      20.85%        17.32%
Average loans to average deposits                                       81.98%       79.23%        79.01%      76.82%        76.84%

NOTE: THE AMOUNTS PREVIOUSLY REPORTED FOR THE PERIODS HAVE BEEN RETROACTIVELY RESTATED TO REFLECT THE MERGER OF SOUTHSIDE BANK AND BANK OF NORTHUMBERLAND TO FORM EASTERN VIRGINIA BANKSHARES AS OF DECEMBER 29, 1997.

(1) EFFICIENCY RATIO IS COMPUTED BY DIVIDING NON-INTEREST EXPENSE BY THE SUM OF NET INTEREST INCOME ON A TAX-EQUIVALENT BASIS AND NON-INTEREST INCOME, NET OF SECURITIES GAINS OR LOSSES.

                                  RISK FACTORS

         You should carefully consider the risk factors listed below before investing. These risk factors may adversely affect our financial condition, including future earnings. You should read this section together with the other information in this prospectus.

We may not be able to maintain and manage our growth.

         During recent years, we have experienced significant growth, and our business strategy calls for continued expansion. In particular, we intend to use the funds raised in this offering to support anticipated increases in our loans and deposits. Our ability to continue to grow depends, in part, upon our ability to open new branch locations, successfully attract deposits to those locations, and identify loan and investment opportunities. Our ability to manage growth successfully also will depend on whether we can efficiently fund our growth and maintain cost controls and asset quality, as well as on factors beyond our control, such as economic conditions and interest rate trends. If we are unable to sustain our growth, our earnings could be adversely affected. If we grow too quickly, however, and are not able to control costs and maintain asset quality, rapid growth could adversely affect our financial performance.

Our exposure to credit risk is increased because we focus on commercial and construction lending.

         Our loan portfolio contains a significant amount of commercial loans and construction loans. Commercial loans and construction loans are riskier than residential real estate loans. These types of loans also are typically larger than residential real estate loans and consumer loans. Because our loan portfolio contains a significant number of commercial loans and construction loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans would result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in loan charge-offs.

         We maintain an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. We cannot assure you that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. Additions to the allowance for loan losses would result in a decrease in our net income and, possibly, our capital.

A loss of senior officers would adversely affect us.

         We depend heavily on fewer than five key officers. Many of our customers bank with us because they have developed confidence in our senior officers over many years. If we lost these individuals, a substantial loss of business would be likely. We do not carry key man life insurance on our senior officers, nor do these officers have covenants not to compete.

Changes in interest rates may adversely affect our earnings and financial condition.

         Our net income depends principally upon our net interest income. Net interest income is the difference between interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowed funds. Changes in interest rates can increase or reduce net interest income and net income.

         Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. When interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income. Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, money supply, international events, and events in the United States and other financial markets.

         We attempt to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate sensitive assets and interest rate sensitive liabilities. However, interest rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect our financial performance.

Adverse conditions in our market area may have an adverse effect on us.

         The majority of our business is with customers located within approximately 30 miles from our branch locations. The businesses to whom we make loans are small and medium sized and are dependent upon the local economy. Adverse economic and business conditions in our market area could affect our borrowers, their ability to repay their loans, and consequently our financial condition and performance.

Competition with other financial institutions could adversely affect our profitability.

         We face substantial competition for loans and deposits. Competition for loans comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Some of our competitors enjoy advantages over us including greater financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer a wider array of services, or more favorable pricing alternatives and lower origination and operating costs. This competition could decrease the number and size of loans which we make and the interest rate which we receive on these loans.

         We compete for deposits with other depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds and mutual funds. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to attract new deposits. Increased deposit competition could increase our cost of funds and adversely affect our ability to generate the funds necessary for our lending operations.

Government regulation significantly affects our business.

         The banking industry is extensively regulated. Banking regulations are intended primarily to protect depositors and the federal deposit insurance funds, not stockholders. We and our wholly-owned subsidiaries, Southside Bank and Bank of Northumberland, are subject to regulation and supervision by the Federal Reserve Bank, the Federal Deposit Insurance Corporation and the Virginia State Corporation Commission. Regulatory requirements affect our lending practices, capital level, investment practices, dividend policy and growth. Our failure to meet minimum capital requirements could result in actions by our regulators that could adversely affect our ability to pay dividends or otherwise adversely affect our operations.

                                 USE OF PROCEEDS

         We will receive net proceeds of approximately $_____________, after deduction of expenses of the offering (estimated at $25,000).

         We will use the net proceeds from this offering for general corporate purposes, including providing additional equity capital to Southside Bank, Hanover Bank, and Bank of Northumberland to support continued asset growth.

                         DETERMINATION OF OFFERING PRICE

         We determined the offering price for the shares of common stock offered by this prospectus after considering several factors, including recent trading prices of the common stock, book value per share, earnings per share, historical results of operations, assessment of our management and financial condition and market activity of stock for other financial institutions. Because the offering is expected to take place over a period of several months, the market price for the common stock could vary during the offering.

                              PLAN OF DISTRIBUTION

         The shares of common stock will be offered and sold by Hanover Bank, which will not receive any sales commission directly or indirectly for offering or selling the shares. Shares of common stock will not be offered or sold through any underwriters or dealers. In addition, shares will only be sold to residents of Hanover County and residents of surrounding localities who are expected to become customers of Hanover Bank.

         This is a best efforts offering, which means that we are not required to sell any specific number of shares or dollar amount of common stock in this offering. We have not determined the date that the offering will end and have not made any arrangements to place funds received from investors in an escrow, trust or similar account.

                          DESCRIPTION OF CAPITAL STOCK

         Authorized and Outstanding Capital Stock. We are authorized to issue up to 50,000,000 shares of Common Stock, par value $2.00 per share. The following summary description of our capital stock is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws, which are exhibits to our Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission.

         Common Stock. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Subject to certain limitations on the payment of dividends, holders of common stock are entitled to receive dividends when and as declared by our Board of Directors from funds legally available for the payment of dividends.

         All outstanding shares of common stock, including the shares offered hereby, are fully paid and non-assessable. Holders of common stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election subject to the rights of preferred stock, if and when issued. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

         Provision of Our Articles of Incorporation and Bylaws with Anti-takeover Implications. A number of provisions of our Articles of Incorporation and Bylaws deal with matters of corporate governance and the rights of shareholders. One provision of our Bylaws provides that special meetings of shareholders may be held whenever called by the President, the Chairman or Vice Chairman of the Board of Directors or by the Board of Directors, itself. Our shareholders do not have the right to call special meetings. This provision, together with certain provisions of the Virginia Stock Corporation Act, could discourage or make more difficult a merger, tender offer or proxy contest, even if they may be favorable to the interests of shareholders, thus depressing the market price of our common stock.

                                 INDEMNIFICATION

         Our Articles of Incorporation, as well as the statutes of the Commonwealth of Virginia, contain provisions providing for the indemnification of our directors and officers against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

         Our Articles of Incorporation provide that our directors and officers will be indemnified by us to the fullest extent authorized by Virginia law, as it now exists or may in the future be amended, against all expense, liabilities and loss reasonably incurred or suffered in connection with service for us or on our behalf, and provide for mandatory advancement of such expenses. Our Articles of Incorporation also provide that the right of directors and officers to indemnification is not exclusive of any other right under any statute, agreement or otherwise.

         In addition, our Articles of Incorporation provide that our directors will not be personally liable for monetary damages to us, except in cases of willful misconduct or a knowing violation of criminal or securities laws. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such as an injunction or rescission.

         To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions, or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus will be passed upon by Williams, Mullen, Clark & Dobbins, P.C.

                                     EXPERTS

         The consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, which we have incorporated by reference into this prospectus, have been audited by Yount, Hyde & Barbour, P.C., independent auditors, as stated in their report included in the Annual Report, and have been incorporated by reference in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

================================================================================

April ___, 2000






                        EASTERN VIRGINIA BANKSHARES, INC.



                         125,000 Shares of Common Stock



                                -----------------

                                   PROSPECTUS

                                -----------------
















--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date hereof.

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS




Item 16.  Exhibits

         The following exhibits are filed on behalf of the Registrant as part of this Registration Statement:

         4.1      Articles of Incorporation of the Registrant, included as
                  Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by reference.

         4.2 Bylaws of the Registrant, included as Exhibit 3.2 to the Registrant's Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, and incorporated herein by reference.

         5        Opinion of Williams, Mullen, Clark & Dobbins, P.C.*

         23.1 Consent of Williams, Mullen, Clark & Dobbins, P.C. (included in Exhibit 5).

         23.2     Consent of Yount, Hyde & Barbour, P.C.


________________
*  Previously filed.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Essex, Commonwealth of Virginia, on April 10, 2000.

                                        EASTERN VIRGINIA BANKSHARES, INC.



                                        By: /s/ Ned Stephenson
                                            ------------------------------------
                                            Ned Stephenson
                                            Chief Financial  Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

                   Signature                                     Title                             Date
                   ---------                                     -----                             ----

           /s/ Thomas M. Boyd, Jr.                President, Chief Executive Officer           April 10, 2000
--------------------------------------------                  and Director
             Thomas M. Boyd, Jr.                     (Principal Executive Officer)


            /s/ Ned Stephenson                          Chief Financial Officer                April 10, 2000
--------------------------------------------            (Principal Financial and
               Ned Stephenson                             Accounting Officer)


             /s/ W. Rand Cook                                  Director                        April 10, 2000
--------------------------------------------
               W. Rand Cook


          /s/ Robert L. Covington                              Director                        April 10, 2000
--------------------------------------------
            Robert L. Covington


         /s/ L. Edelyn Dawson, Jr.                             Director                        April 10, 2000
--------------------------------------------
           L. Edelyn Dawson, Jr.


           /s/ F. L. Garrett, III                              Director                        April 10, 2000
--------------------------------------------
             F. L. Garrett, III


          /s/ F. Warren Haynie, Jr.                            Director                        April 10, 2000
--------------------------------------------
           F. Warren Haynie, Jr.




                   Signature                                     Title                             Date
                   ---------                                     -----                             ----


            /s/ Eric A. Johnson                                Director                        April 10, 2000
--------------------------------------------
              Eric A. Johnson


            /s/ William L. Lewis                               Director                        April 10, 2000
--------------------------------------------
              William L. Lewis


           /s/ Lewis R. Reynolds                               Director                        April 10, 2000
--------------------------------------------
             Lewis R. Reynolds


            /s/ Leslie E. Taylor                               Director                        April 10, 2000
--------------------------------------------
              Leslie E. Taylor


          /s/ J. T. Thompson, III                              Director                        April 10, 2000
--------------------------------------------
            J. T. Thompson, III


                                  EXHIBIT INDEX


Exhibit                            Description
-------                            -----------

  4.1            Articles  of  Incorporation  of  the  Registrant,  included  as
                 Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by reference.

  4.2 Bylaws of the Registrant, included as Exhibit 3.2 to the Registrant's Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, and incorporated herein by reference.

   5             Opinion of Williams, Mullen, Clark & Dobbins, P.C.*

  23.1           Consent of Williams, Mullen, Clark & Dobbins, P.C. (included in
                 Exhibit 5).

  23.2           Consent of Yount, Hyde & Barbour, P.C.



__________________
*  Previously filed